Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2026 and for the nine-month periods ended September 30, 2026 and 2025

Legal information

Denomination: Adecoagro S.A.
Legal address: 28, Boulevard Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 147,872,161 common shares (Note 22)
Outstanding Capital Stock: 144,282,466 common shares
Treasury Shares: 3,589,695 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month periods ended September 30, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2026	2025	2026	2025
		(unaudited)
Revenue	4	1,528,127	1,011,798	598,436	304,212
Cost of revenue	5	(1,072,753)	(841,418)	(408,159)	(246,836)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	71,204	77,479	45,713	44,386
Changes in net realizable value of agricultural produce after harvest		4,415	7,594	1,651	5,034
Margin on manufacturing and agricultural activities before operating expenses		530,993	255,453	237,641	106,796
General and administrative expenses	6	(115,725)	(90,014)	(40,781)	(19,047)
Selling expenses	6	(180,411)	(111,316)	(68,648)	(34,564)
Other operating (expense)/ income, net	8	(46,534)	12,063	(54,433)	3,668
Bargain purchase gain	20	52,620	—	52,620	—
Profit from operations		240,943	66,186	126,399	56,853
Finance income	9	135,294	25,036	24,337	(18,321)
Finance costs	9	(164,037)	(79,104)	(58,273)	(31,456)
Other financial results - Net loss of inflation effects on the monetary items	9	(19,910)	(6,029)	(6,715)	(712)
Financial results, net	9	(48,653)	(60,097)	(40,651)	(50,489)
Profit before income tax		192,290	6,089	85,748	6,364
Income tax (expense) / benefit	10	(71,537)	2,002	(34,053)	63
Profit for the period		120,753	8,091	51,695	6,427
Attributable to:
Equity holders of the parent		104,938	7,037	46,589	6,517
Non-controlling interest		15,815	1,054	5,106	(90)

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.730	0.070	0.324	0.065
Diluted earnings per share		0.727	0.070	0.322	0.065

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month periods ended September 30, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2026	2025	2026	2025

	(unaudited)

Profit for the period	120,753	8,091	51,695	6,427
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	153,574	(24,867)	28,277	(55,276)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(56,429)	48,437	9,547	49,512
Other comprehensive income / (loss) for the period	97,145	23,570	37,824	(5,764)
Total comprehensive income for the period	217,898	31,661	89,519	663

Attributable to:
Equity holders of the parent	195,761	30,047	78,938	211
Non-controlling interest	22,137	1,614	10,581	452

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2026 and December 31, 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2026	2025
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment, net	11	3,229,001	3,010,351
Right of use assets	12	374,023	388,993
Investment property	13	24,750	24,037
Intangible assets, net	14	249,292	253,875
Biological assets	15	49,311	40,488
Deferred income tax assets	10	15,714	23,722
Trade and other receivables, net	17	111,029	82,889
Derivative financial instruments	16	3,524	1,888
Other Assets		8,538	3,459
Total Non-Current Assets		4,065,182	3,829,702
Current Assets
Biological assets	15	310,011	274,256
Inventories	18	464,133	306,271
Trade and other receivables, net	17	413,216	364,350
Derivative financial instruments	16	116	1,243
Short-term investments		5,811	89,826
Cash and cash equivalents	19	646,081	383,150
Current assets excluding assets classified as held for sale		1,839,368	1,419,096
Assets classified as held for sale	21	75,638	—
Total Current Assets		1,915,006	1,419,096
TOTAL ASSETS		5,980,188	5,248,798
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	221,808	221,808
Share premium	22	841,643	876,091
Cumulative translation adjustment		(325,082)	(426,225)
Equity-settled compensation		15,269	11,358
Other reserves		150,791	153,237
Treasury shares		(5,382)	(7,940)
Revaluation surplus		265,389	275,709
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		614,668	509,730
Equity attributable to equity holders of the parent		1,820,678	1,655,342
Non-controlling interest		137,667	136,949
TOTAL SHAREHOLDERS EQUITY		1,958,345	1,792,291
LIABILITIES
Non-Current Liabilities
Trade and other payables	24	226	700
Borrowings	25	1,577,889	1,379,921
Lease liabilities	26	278,977	296,643
Deferred income tax liabilities	10	752,736	728,634
Payroll and social security liabilities	27	998	567
Derivatives financial instruments	16	2,439	1,271
Provisions for other liabilities	28	24,864	22,269
Total Non-Current Liabilities		2,638,129	2,430,005
Current Liabilities
Trade and other payables	24	273,115	673,160
Current income tax liabilities	10	54,880	31,921
Payroll and social security liabilities	27	57,418	38,782
Borrowings	25	860,061	213,088
Lease liabilities	26	65,573	59,959
Derivative financial instruments	16	4,441	4,123
Provisions for other liabilities	28	5,797	5,469
Current liabilities excluding liabilities relating to assets held for sale		1,321,285	1,026,502
Liabilities relating to assets classified as held for sale	21	62,429	—
Total Current Liabilities		1,383,714	1,026,502
TOTAL LIABILITIES		4,021,843	3,456,507
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		5,980,188	5,248,798
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 22)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2025	167,073	659,399	(413,757)	17,264	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101
Profit for the period	—	—	—	—	—	—	—	—	7,037	7,037	1,054	8,091
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(10,879)	—	—	—	(10,905)	—	—	(21,784)	(3,083)	(24,867)
- Items that will not be reclassified to profit or loss:
Revaluation of surplus (*)	—	—	—	—	—	—	44,794	—	—	44,794	3,643	48,437
Other comprehensive income for the period	—	—	(10,879)	—	—	—	33,889	—	—	23,010	560	23,570
Total comprehensive income for the period	—	—	(10,879)	—	—	—	33,889	—	7,037	30,047	1,614	31,661

Reduction of issued share capital of the company (Note 20):	(9,000)	—	—	—	—	9,000	—	—	—	—	—	—
- Employee share options (Note 23)
Exercised	—	52	—	(15)	—	8	—	—	—	45	—	45
- Restricted shares and restricted units (Note 23):
Value of employee services	—	—	—	13,595	—	—	—	—	—	13,595	—	13,595
Vested	—	20,311	—	(19,553)	3,604	—	—	—	—	4,362	—	4,362
Forfeited	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	(1,630)	1,630	—	—	—	—	—	—
-Purchase of own shares (Note 22)	—	(8,623)	—	—	—	(1,587)	—	—	—	(10,210)	—	(10,210)
- Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	—	24,004	24,004
Balance at September 30, 2025 (unaudited)	158,073	636,139	(424,636)	11,291	153,237	(7,940)	279,150	41,574	525,101	1,371,989	64,569	1,436,558

(*) Net of 26,127 of Income tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2026 and 2025 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2026	221,808	876,091	(426,225)	11,358	153,237	(7,940)	275,709	41,574	509,730	1,655,342	136,949	1,792,291
Profit for the period	—	—	—	—		—	—	—	104,938	104,938	15,815	120,753
Other comprehensive income / (loss):
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	101,143	—	—	—	45,113	—	—	146,256	7,318	153,574
- Items that will not be reclassified to profit or loss:
Revaluation surplus (*)	—	—	—	—	—	—	(55,433)	—	—	(55,433)	(996)	(56,429)
Other comprehensive income for the period	—	—	101,143	—	—	—	(10,320)	—	—	90,823	6,322	97,145
Total comprehensive income for the period	—	—	101,143	—	—	—	(10,320)	—	104,938	195,761	22,137	217,898

- Employee share options (Note 23):
Exercised	—	362	—	(116)	—	66	—	—	—	312	—	312
- Restricted shares and restricted units (Note 23):
Value of employee services	—	—	—	4,241	—	—	—	—	—	4,241	—	4,241
Vested	—	190	—	(214)	46	—	—	—	—	22	—	22
Forfeited	—	—	—	—	40	(40)	—	—	—	—	—	—
Granted	—	—	—	—	(2,532)	2,532	—	—	—	—	—	—
- Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	(35,000)	—	(35,000)
- Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	(21,419)	(21,419)
Balance at September 30, 2026 (unaudited)	221,808	841,643	(325,082)	15,269	150,791	(5,382)	265,389	41,574	614,668	1,820,678	137,667	1,958,345

(*) Net of 30,379 of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,
	Note	2026	2025
		(unaudited)
Cash flows from operating activities:
Profit for the period		120,753	8,091
Adjustments for:
Income tax expense / (benefit)	10	71,537	(2,002)
Depreciation of property, plant and equipment	11	226,649	144,232
Depreciation of right of use assets	12	62,522	58,847
Net loss from the fair value adjustment of investment properties	13	3,755	(3,614)
Amortization of intangible assets	14	3,318	1,480
Gain from disposal of other property items	8	(1,748)	(1,623)
Bargain purchase gain on acquisition	20	(52,620)	—
Impairment of assets	8	48,846	—
Equity settled share-based compensation granted	7	6,034	11,580
Loss / (gain) from derivative financial instruments	8, 9	8,630	(4,827)
Interest, finance cost related to lease liabilities and other financial expense, net	9	123,144	64,563
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(60,438)	(21,642)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(1,652)	(8,372)
Provision and allowances		1,188	(171)
Tax credit recognized	8	(17,119)	(4,132)
Net loss of inflation effects on the monetary items	9	19,910	6,029
Foreign exchange gains, net	9	(108,003)	(12,323)
Subtotal		454,706	236,116
Changes in operating assets and liabilities:
Increase in trade and other receivables		(102,991)	(75,879)
Increase in inventories		(133,198)	(103,725)
Decrease in biological assets		71,323	70,253
(Increase) / decrease in other assets		(4,577)	262
Increase in derivative financial instruments		(3,288)	(4,598)
(Decrease) / increase in trade and other payables		(49,655)	12,502
Increase in payroll and social security liabilities		16,947	6,697
Increase / (decrease) in provisions for other liabilities		3,511	(85)
Net cash provided by operating activities before taxes paid		252,778	141,543
Income tax paid		(20,172)	(2,852)
Net cash provided by operating activities	(a)	232,606	138,691

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2026 and 2025 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,
	Note	2026	2025
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired	20	(528,722)	—
Purchases of property, plant and equipment	11	(189,148)	(189,891)
Purchases of cattle and non-current biological assets		(78)	(138)
Purchases of intangible assets	14	(1,391)	(1,244)
Interest received and others		21,683	12,931
Proceeds from sale of property, plant and equipment		2,429	1,316
Advance payments for acquisition of joint venture	20	—	(96,000)
Proceeds from sale of farmlands and other assets		—	3,292
Acquisition of short-term investment	16 (b)	(219,017)	(103,775)
Disposal of short-term investment	16	316,533	110,980
Net cash used in investing activities	(c)	(597,711)	(262,529)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		312	45
Proceeds from long-term borrowings	25	882,883	552,622
Payments of long-term borrowings		(49,954)	(200,271)
Proceeds from short-term borrowings		198,550	212,922
Payment of short-term borrowings		(195,725)	(154,699)
Payments of derivative financial instruments		(472)	(137)
Lease payments		(73,402)	(85,102)
Interest paid	(d)	(88,301)	(44,930)
Purchase of own shares		—	(10,210)
Dividends paid to non-controlling interest		(21,766)	—
Dividends to shareholders	22	(17,500)	(17,500)
Net cash generated in financing activities	(e)	634,625	252,740
Net decrease in cash and cash equivalents		269,520	128,902
Cash and cash equivalents at beginning of period	19	383,150	211,244
Effect of exchange rate changes and inflation on cash and cash equivalents	(f)	5,222	(148)
Cash and cash equivalents at end of period	19	657,892	339,998

Reconciliation of cash and cash equivalents between the consolidated statement of financial position and the consolidated statement of cash flows:

September 30, 2026
Cash and cash equivalents presented in the consolidated statement of financial position	646,081
Cash and cash equivalents included in assets held for sale	11,811
Cash and cash equivalents presented in the consolidated statement of cash flows	657,892

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		2026	2025
Operating activities	(a)	(10,962)	10,969
Acquisition of short term investment	(b)	14,558	(1,643)
Investing activities	(c)	14,360	(212)
Interest paid	(d)	74	(6,386)
Financing activities	(e)	(149)	(8,389)
Exchange rate changes and inflation on cash and cash equivalents	(f)	(3,249)	(2,368)
For non-cash transactions, see Note 11, 12, 20 and 21 for property, plant and equipment, right of use assets, acquisition of subsidiaries and assets and liabilities reclassified as held for sale, respectively.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information
Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group.” The Group’s activities are carried out through three major lines of business, namely, Sugar, Ethanol and Energy, Fertilizers and Food and Agriculture.
As further described in Note 20, the Group completed the acquisition of Profertil S.A. in December 2025 and “Caarapó Mill” in September 2026. Accordingly, Profertil S.A. and “Caarapó Mill” have been consolidated from their respective acquisition dates. The condensed consolidated statement of income for the three- and nine-month periods ended September 30, 2026 and the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2026 include the results and cash flows of Profertil S.A. for the full interim periods presented, as applicable, and those of “Caarapó Mill” for aproximately one month, respectively, while the comparative information for the corresponding periods in 2025 does not include either acquisition. As a result, the condensed consolidated statement of income for the three- and nine-month periods ended September 30, 2026 and the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2026 are not directly comparable to the corresponding 2025 periods. These condensed consolidated interim financial statements should be read in light of these circumstances and the related disclosures in Note 20.
Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.
These Interim Financial Statements have been approved for issue by the Board of Directors on November 10, 2026.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in the annual consolidated financial statements. There have been no significant changes to the Group’s exposure and risk management principles and processes since December 31, 2025. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the nine-month period ended September 30, 2026. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s inflation rate for the nine-month period ended September 30, 2026 and 2025 were 23.6% and 22.0%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the food and agricultural business segment, which as of September 30, 2026 and 2025, respectively, was 1,517 and 1,380, respectively, against the U.S. dollar.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations, remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank, under the prior administration, had implemented certain measures that controlled and restricted the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as “Contado con Liquidación” or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

Through Central Bank Communication “A” 8226 and Decree 269/2025, implemented in April 2025, Argentina introduced certain measures aimed at liberalizing its foreign exchange market. These measures included allowing individuals to purchase U.S. dollars for savings purposes without prior authorization, provided that transactions are made through bank debit, enabling the repatriation of dividends related to financial statements from 2025 onwards, and allowing payments for services to unrelated foreign parties to be made immediately, with a reduced 90-day waiting period for related parties.

However, as of July 31, 2026, the complete removal of exchange controls has not yet materialized and several restrictions remain in force. The monetary policy framework has shifted to a managed floating exchange rate regime, under which the exchange rate bands are adjusted by the Central Bank based on recent monthly inflation data published by INDEC, rather than being expanded by a fixed 1% monthly rate. Despite the initial flexibilizations, legal entities remain prohibited from purchasing foreign currency for hoarding purposes. In addition, mandatory settlement requirements for foreign trade revenues within specific timeframes remain applicable, cross-restrictions continue to limit access to the official foreign exchange market for those operating in financial exchange markets such as MEP or CCL, and payments of financial debt between local subsidiaries and their foreign parent companies continue to be subject to limitations.

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2026. All amounts are shown in US dollars.

	September 30, 2026
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	US Dollar	Total
Argentine Peso	61,569	—	10,174	71,743
Brazilian Reais	—	(535,173)	—	(535,173)
US Dollar	(775,641)	(626,087)	(218,722)	(1,620,450)
Uruguayan Peso	—	—	(3,333)	(3,333)
Euro	(1,108)	—	2,422	1,314
Total	(715,180)	(1,161,260)	(209,459)	(2,085,899)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the period ended September 30, 2026 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso.

	September 30, 2026
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Chilean Peso	Total
US Dollar	(193,910)	(62,609)	221	(256,298)
(Decrease) or increase in Profit before income tax	(193,910)	(62,609)	221	(256,298)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at September 30, 2026 (all amounts are shown in US dollars):

	September 30, 2026
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	US Dollar	Total
Fixed rate:
Argentine Peso	—	—	1,827	1,827
Brazilian Reais	—	164,523	—	164,523
US Dollar	136,249	347,841	1,232,256	1,716,346
Subtotal fixed-rate borrowings	136,249	512,364	1,234,083	1,882,696
Variable rate:
Brazilian Reais	—	275,543	—	275,543
US Dollar	—	251,384	—	251,384
Euro	—	—	28,327	28,327
Subtotal variable-rate borrowings	—	526,927	28,327	555,254
Total borrowings as per analysis	136,249	1,039,291	1,262,410	2,437,950

At September 30, 2026, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	September 30, 2026
	(unaudited)
	Functional currency
Rate per currency denomination	Brazilian Reais	US Dollar	Total
Variable rate:
Brazilian Reais	(2,755)	—	(2,755)
US Dollar	(2,514)	—	(2,514)
Euro	—	(283)	(283)
Decrease in profit before income tax	(5,269)	(283)	(5,552)

•Credit risk

As of September 30, 2026, four banks accounted for approximately 70% of the total cash deposited (Credit Agricole, Itau, Banco Bradesco and BTG Pactual).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2026:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
▪    Futures / Options

	September 30, 2026
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Soybean	6	2,046	(140)	(140)
Sugar	108	32,444	(414)	(2,017)
Options:
Buy put
Sugar	33	856	856	(1,997)
Sell call
Sugar	66	(1,608)	(1,608)	(3,993)
Total	213	33,738	(1,306)	(8,147)

(*) Included in line “Gain / (Loss) from commodity derivative financial instruments” Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps
The Group’s subsidiary Adecoagro Vale do Ivinhema entered into interest rate swap operations:
a) In December 2020, with Itaú BBA in an aggregate amount of R$ 400 million. In these operations the company receives IPCA (Extended National Consumer Price Index) plus 4.24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap was early terminated in December, 2025 and the subsidiary entered into a new interest rate swap operation with Itaú BBA in an aggregate amount of R$ 365 million. In this transaction, Adecoagro Vale do Ivinhema receives a fixed rate of 13.47% per annum and pays CDI (a floating interbank interest rate in Brazilian Reais) plus 0.05% per annum. This swap expires semiannually until December, 2034.

b) In July 2024 with:

– Itaú BBA in an aggregate amount of R$ 76 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.80% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.49% per year. This swap expires in July 2034.

– BR Partners in an aggregate amount of R$115 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.76% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.41% per year. This swap expires in July 2031.

– XP Investimentos in an aggregate amount of R$ 209 million. In this operation the Company receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.

These interest rate swap agreements resulted in a recognition of a loss of US$ 2.8 million for the nine-month period ended September 30, 2026.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

▪Currency forward
No significant currency forward is in place.

3.    Segment information

We are an agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. Our businesses encompass agricultural production, industrial processing and the production of critical agricultural inputs. In agriculture, we produce a diversified portfolio of products—including various crops, rice, sugarcane and dairy—supplying both our own industrial operations and third-party clients. Our manufacturing activities include the processing and commercialization of value-added products, such as sugar, ethanol, energy, processed peanuts, rice and dairy products, like UHT milk and powdered milk, among others. In addition, we produce nitrogen-based fertilizers, supporting agricultural productivity in Argentina and South America. We also provide ancillary services such as grain warehousing, conditioning, handling and drying. Furthermore, we opportunistically conduct land sales and/or acquisitions.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on our internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Following the completion of the acquisition of Profertil S.A. on December 18, 2025 (see Note 20), and effective January 1, 2026, the Group’s chief operating decision maker reassessed the Group’s internal reporting structure and the manner in which operating performance is reviewed and resources are allocated. This reassessment resulted in the identification of a new Fertilizers segment, which comprises primarily the manufacturing and commercialization of nitrogen-based fertilizers.

In addition, effective January 1, 2026, we revised our segment reporting to reflect changes in the way we review operating performance and evaluate our business. As a result, our former farming activities are now presented as a single Food and Agriculture segment. The Food and Agriculture segment reflects an integrated business focused on the production and sale of food in various forms, including both raw agricultural outputs and manufactured food products. The Food and Agriculture segment includes the agricultural and related food activities that were previously managed and presented through separate verticals, including crops, rice and dairy. Beginning January 1, 2026, these activities are managed as one integrated value chain and evaluated based on overall segment operating performance. Accordingly, we evaluate results, make resource allocation decisions and assess profitability for the Food and Agriculture segment as a whole rather than based on separate operating results for the historical crops, rice or dairy verticals.

Consequently, comparative information has been recasted in the nine-month period ended September 30, 2026, to conform the current presentation. Profertil has been consolidated since the acquisition date. Accordingly, the Group’s consolidated statement of income for the nine-month period ended September 30, 2026 includes Profertil’s results of operations for the full interim period, while the consolidated statement of income for the nine-month period ended September 30, 2025 does not include Profertil’s results of operations. The Group reports the results of operations of the acquired business in the Fertilizers segment. Accordingly, the consolidated financial statements should be read in light of these circumstances.

Based on the foregoing, we operate in three reportable segments, namely, “Sugar, Ethanol and Energy”, “Fertilizers” and , “Food and Agriculture”.

•‘Sugar, Ethanol and Energy’ segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•The ‘Fertilizers’ segment consists of the production of nitrogen-based fertilizers, primarily urea, at our own industrial facility in Argentina, together with the commercialization of these products through a network of storage facilities spread across the country;
•The ‘Food and Agriculture’ segment encompasses the Group's integrated agricultural operations, managed centrally as a single operating segment to maximize the overall use of land and resources. The segment's primary production activities consist of the planting, harvesting, and sale of crops—such as grains, oilseeds, and fibers (including soybeans, corn, wheat, peanuts, cotton, and sunflowers)—alongside the genetic development of seeds and cultivation of rice, and the production of raw milk in our own free-stalls. Following this primary phase, the segment’s industrialization and service activities include the processing and commercialization of rice and other value-added products, the manufacturing of industrialized dairy goods (such as fluid milk, cheese, and powdered milk) within our own industrial facilities, and the provision of grain warehousing, conditioning, and drying services to third parties.

As further discussed in Note 32 to our consolidated financial statements for the year ended December 31, 2025, we apply IAS 29 to our operations in Argentina for those subsidiaries with the peso as its functional currency. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine subsidiaries with the peso as its functional currency for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operations from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. The CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

For all the Group’s segments, the primary operating performance measure is “Profit or Loss from Operations” measured in accordance with the procedure outlined above. Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all periods presented. These tables do not include information for the Sugar, Ethanol and Energy nor Fertilizer reportable segments since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Consolidated Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the nine-month period ended:

September 30, 2026 (unaudited)	Food and Agriculture			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	568,954	9,030	577,984	—	—	—	1,519,097	9,030	1,528,127
Cost of revenue	(508,182)	(8,286)	(516,468)	—	—	—	(1,064,467)	(8,286)	(1,072,753)
Initial recognition and changes in fair value of biological assets and agricultural produce	45,106	1,213	46,319	—	—	—	69,991	1,213	71,204
Changes in net realizable value of agricultural produce after harvest	3,856	(128)	3,728	—	—	—	4,543	(128)	4,415
Margin on manufacturing and agricultural activities before operating expenses	109,734	1,829	111,563	—	—	—	529,164	1,829	530,993
General and administrative expenses	(46,538)	(1,185)	(47,723)	(25,802)	(630)	(26,432)	(113,910)	(1,815)	(115,725)
Selling expenses	(77,558)	(1,934)	(79,492)	(368)	(8)	(376)	(178,469)	(1,942)	(180,411)
Other operating (expense) / income, net	(15,532)	(293)	(15,825)	(178)	(3)	(181)	(46,238)	(296)	(46,534)
Bargain purchase gain	—		—	—	—	—	52,620	—	52,620
Profit / (loss) from operations	(29,894)	(1,583)	(31,477)	(26,348)	(641)	(26,989)	243,167	(2,224)	240,943

Depreciation of Property, plant and equipment and amortization of Intangible assets	(31,966)	(1,012)	(32,978)	(1,238)	(42)	(1,280)	(228,913)	(1,054)	(229,967)
Net gain from Fair value adjustment of Investment property	(3,459)	(296)	(3,755)	—	—	—	(3,459)	(296)	(3,755)
Impairment of assets	(13,324)	16	(13,308)	—	—	—	(48,862)	16	(48,846)

Segment reconciliation for the nine-month period ended:

September 30,2025 (unaudited)	Food and Agriculture			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	579,087	(27,181)	551,906	—	—	—	1,038,979	(27,181)	1,011,798
Cost of revenue	(519,887)	24,846	(495,041)	—	—	—	(866,264)	24,846	(841,418)
Initial recognition and changes in fair value of biological assets and agricultural produce	30,441	(2,578)	27,863	—	—	—	80,057	(2,578)	77,479
Changes in net realizable value of agricultural produce after harvest	8,708	(505)	8,203	—	—	—	8,099	(505)	7,594
Margin on manufacturing and agricultural activities before operating expenses	98,349	(5,418)	92,931	—	—	—	260,871	(5,418)	255,453
General and administrative expenses	(42,115)	3,324	(38,791)	(31,901)	2,033	(29,868)	(95,371)	5,357	(90,014)
Selling expenses	(66,182)	4,188	(61,994)	(362)	18	(344)	(115,522)	4,206	(111,316)
Other operating (expense) / income, net	5,767	299	6,066	(238)	7	(231)	11,757	306	12,063
Profit / (loss) from operations	(4,181)	2,393	(1,788)	(32,501)	2,058	(30,443)	61,735	4,451	66,186

Depreciation of Property, plant and equipment and amortization of Intangible assets	(26,495)	1,948	(24,547)	(1,262)	98	(1,164)	(147,758)	2,046	(145,712)
Net loss from Fair value adjustment of Investment property	3,122	492	3,614	—	—	—	3,122	492	3,614
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2026 (unaudited)

	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Corporate	Total

Revenue	391,133	559,010	568,954	—	1,519,097
Cost of revenue	(295,883)	(260,402)	(508,182)	—	(1,064,467)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,885	—	45,106	—	69,991
Changes in net realizable value of agricultural produce after harvest	687	—	3,856	—	4,543
Margin on manufacturing and agricultural activities before operating expenses	120,822	298,608	109,734	—	529,164
General and administrative expenses	(22,058)	(19,512)	(46,538)	(25,802)	(113,910)
Selling expenses	(52,562)	(47,981)	(77,558)	(368)	(178,469)
Other operating (expense) / income, net	(27,130)	(3,398)	(15,532)	(178)	(46,238)
Bargain purchase gain	52,620	—	—	—	52,620
Profit / (loss) from operations	71,692	227,717	(29,894)	(26,348)	243,167

Depreciation of Property, plant and equipment and amortization of Intangible assets	(140,357)	(55,352)	(31,966)	(1,238)	(228,913)
Net gain from Fair value adjustment of Investment property	—	—	(3,459)	—	(3,459)
Impairment of assets	(35,538)	—	(13,324)	—	(48,862)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	54,126	—	5,672	—	59,798
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(29,241)	—	39,434	—	10,193
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	1,652	—	1,652
Changes in net realizable value of agricultural produce after harvest (realized)	687	—	2,204	—	2,891

As of September 30, 2026:
Farmlands and farmland improvements, net	94,310	—	687,885	—	782,195
Machinery, equipment, building and facilities, and other fixed assets, net	373,432	1,199,955	296,470	—	1,869,857
Bearer plants, net	452,255	—	1,431	—	453,686
Work in progress	39,530	58,042	25,691	—	123,263
Right of use asset	340,459	10,980	22,500	84	374,023
Investment property	—	—	24,750	—	24,750
Goodwill	—	208,204	12,776	—	220,980
Biological assets	209,114	—	150,208	—	359,322
Finished goods	113,459	62,738	100,927	—	277,124
Raw materials, Stocks held by third parties and others	32,791	6,164	148,054	—	187,009
Total segment assets	1,655,350	1,546,083	1,470,692	84	4,672,209
Borrowings	1,040,570	1,089,261	308,119	—	2,437,950
Lease liabilities	310,823	11,880	21,732	115	344,550
Total segment liabilities	1,351,393	1,101,141	329,851	115	2,782,500
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2025 (unaudited)

	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Corporate	Total

Revenue	459,892	—	579,087	—	1,038,979
Cost of revenue	(346,377)	—	(519,887)	—	(866,264)
Initial recognition and changes in fair value of biological assets and agricultural produce	49,616	—	30,441	—	80,057
Changes in net realizable value of agricultural produce after harvest	(609)	—	8,708	—	8,099
Margin on manufacturing and agricultural activities before operating expenses	162,522	—	98,349	—	260,871
General and administrative expenses	(21,355)	—	(42,115)	(31,901)	(95,371)
Selling expenses	(48,978)	—	(66,182)	(362)	(115,522)
Other operating (expense) / income, net	6,228	—	5,767	(238)	11,757
Profit / (loss) from operations	98,417	—	(4,181)	(32,501)	61,735

Depreciation of Property, plant and equipment and amortization of Intangible assets	(120,001)	—	(26,495)	(1,262)	(147,758)
Net loss from Fair value adjustment of Investment property	—	—	3,122	—	3,122
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	25,863	—	(8,201)	—	17,662
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	23,753	—	38,642	—	62,395
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	8,372	—	8,372
Changes in net realizable value of agricultural produce after harvest (realized)	(609)	—	336	—	(273)

As of December 31, 2025:
Farmlands and farmland improvements, net	88,896	—	651,663	—	740,559
Machinery, equipment, building and facilities, and other fixed assets, net	245,119	1,218,881	254,611	—	1,718,611
Bearer plants, net	413,604	—	1,232	—	414,836
Work in progress	25,622	83,717	27,006	—	136,345
Right of use assets	352,466	9,208	26,788	531	388,993
Investment property	—	—	24,037	—	24,037
Goodwill	3,969	208,204	15,597	—	227,770
Biological assets	127,347	—	187,397	—	314,744
Finished goods	61,457	33,416	75,372	—	170,245
Raw materials, Stocks held by third parties and others	24,120	5,983	105,923	—	136,026
Total segment assets	1,342,600	1,559,409	1,369,626	531	4,272,166
Borrowings	570,737	711,099	205,771	105,402	1,593,009
Lease liabilities	324,888	9,895	21,118	701	356,602
Total segment liabilities	895,625	720,994	226,889	106,103	1,949,611
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

The following tables show our various sources of revenue for the periods indicated:

	Nine-months ended September 30,
	2026	2025
	(unaudited)
Revenue of manufactured products and services rendered:
Ethanol	235,414	209,600
Sugar	109,717	209,907
Energy (*)	31,961	27,839
Urea	490,247	—
Ammonia	23,858	—
Peanut (*)	39,782	45,094
Sunflower	8,623	5,035
Cotton	565	2,775
Rice	136,757	146,494
Fluid milk (UHT)	111,106	87,983
Powder milk	36,621	34,457
Other dairy products	65,077	63,286
Services	10,443	7,799
Rental income	888	1,151
Others	76,273	33,061
Subtotal manufactured products and services rendered	1,377,332	874,481
Agricultural produce and biological assets:
Soybean	67,744	59,540
Corn	45,543	38,359
Wheat	8,875	9,955
Rice	7,260	1,662
Sunflower	2,385	4,117
Barley	1,991	2,010
Milk	691	3,487
Cattle	5,730	5,341
Cattle for dairy	9,928	11,745
Others	648	1,101
Subtotal agricultural produce and biological assets	150,795	137,317
Total revenue	1,528,127	1,011,798
(*) Includes revenue of mwh of energy produced by third parties for an amount of US$ 1.45 million (September 30, 2025: revenue of mwh of energy produced by third parties for an amount of US$ 1.55 million).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue (continued)

The notional amount of these contracts is US$ 166.8 million as of September 30, 2026 (September 30, 2025: US$ 132.0 million) comprised primarily of 35,983 liters of ethanol (US$ 19.87 million), 205,521 mwh of energy (US$ 9.60 million), 279,980 tons of sugar (US$ 102.99 million), 42,306 tons of soybean (US$ 14.84 million), 42,676 tons of corn (US$ 8.49 million), and 47,610 tons of wheat (US$ 10.84 million) which expire between December 2026 and August 2027.

5.    Cost of revenue
The following tables show our cost of revenue for the periods indicated:

	Nine-month ended September 30, 2026 (unaudited)
	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Total
Finished goods at the beginning of 2026 (Note 18)	61,457	33,416	75,372	170,245
Cost of production of manufactured products (Note 6)	352,435	245,107	396,853	994,395
Purchases	983	44,617	—	45,600
Agricultural produce	10,986	—	173,107	184,093
Transfer to raw material	—	—	(64,907)	(64,907)
Direct agricultural selling expenses	—	—	20,365	20,365
Tax recoveries (i)	(32,884)	—	—	(32,884)
Changes in net realizable value of agricultural produce after harvest	687	—	3,728	4,415
Loss of idle productive capacity	14,899	—	—	14,899
Transfer to assets held for sale (Note 21)	(3,875)	—	—	(3,875)
Finished goods as of September 30, 2026 (Note 18)	(113,459)	(62,738)	(100,927)	(277,124)
Exchange differences	4,654	—	12,877	17,531
Cost of revenue for the period	295,883	260,402	516,468	1,072,753
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

	Nine-month ended September 30, 2025 (unaudited)
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Finished goods at the beginning of 2025	94,633	93,521	188,154
Cost of production of manufactured products (Note 6)	360,023	356,619	716,642
Purchases	9,284	30,624	39,908
Agricultural produce	8,413	162,865	171,278
Transfer to raw material	—	(65,473)	(65,473)
Direct agricultural selling expenses	—	15,667	15,667
Tax recoveries (i)	(33,722)	—	(33,722)
Changes in net realizable value of agricultural produce after harvest	(609)	8,203	7,594
Loss of idle productive capacity	17,912	—	17,912
Finished goods as of September 30, 2025	(119,360)	(101,363)	(220,723)
Exchange differences	9,803	(5,622)	4,181
Cost of revenue for the period	346,377	495,041	841,418
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	Nine-month ended September 30, 2026 (unaudited)
	Cost of production of manufactured products (Note 5)				General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	42,290	18,141	32,648	93,079	46,477	14,985	154,541
Raw materials and consumables	6,287	136,147	34,207	176,641	13	—	176,654
Depreciation and amortization	118,149	53,052	12,693	183,894	22,206	3,458	209,558
Depreciation of right-of-use assets	9,918	274	175	10,367	13,538	136	24,041
Fuel, lubricants and others	31,163	—	4,176	35,339	998	281	36,618
Maintenance and repairs	27,071	9,307	8,338	44,716	4,674	2,414	51,804
Freights	187	19,133	12,389	31,709	—	71,390	103,099
Export taxes / selling taxes	—	—	—	—	360	46,693	47,053
Export expenses	—	421	—	421	—	14,656	15,077
Contractors and services	10,439	6,363	1,565	18,367	6,158	3,463	27,988
Energy transmission	—	—	—	—	—	2,169	2,169
Energy power	887	—	8,729	9,616	1,148	262	11,026
Professional fees	745	—	285	1,030	8,401	614	10,045
Other taxes	6,008	—	431	6,439	418	70	6,927
Contingencies	—	—	—	—	749	—	749
Lease expense and similar arrangements	—	—	1,120	1,120	2,058	583	3,761
Third parties raw materials	25,915	—	73,673	99,588	—	—	99,588
Tax recoveries	(2,629)	—	—	(2,629)	—	—	(2,629)
Others	6,544	2,269	4,559	13,372	8,527	19,237	41,136
Subtotal	282,974	245,107	194,988	723,069	115,725	180,411	1,019,205
Own agricultural produce consumed	69,461	—	201,865	271,326	—	—	271,326
Total	352,435	245,107	396,853	994,395	115,725	180,411	1,290,531

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

	Nine-month ended September 30, 2025 (unaudited)
	Cost of production of manufactured products (Note 5)			General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	33,959	28,237	62,196	34,588	9,853	106,637
Raw materials and consumables	4,953	21,308	26,261	—	—	26,261
Depreciation and amortization	95,959	8,106	104,065	18,281	1,129	123,475
Depreciation of right-of-use assets	7,956	85	8,041	11,932	51	20,024
Fuel, lubricants and others	23,664	3,057	26,721	621	207	27,549
Maintenance and repairs	25,191	8,314	33,505	4,526	574	38,605
Freights	258	9,617	9,875	—	49,801	59,676
Export taxes / selling taxes	—	—	—	—	25,627	25,627
Export expenses	—	—	—	—	9,395	9,395
Contractors and services	8,014	3,422	11,436	—	—	11,436
Energy transmission	—	—	—	—	1,684	1,684
Energy power	637	6,690	7,327	517	200	8,044
Professional fees	632	265	897	12,088	502	13,487
Other taxes	6,693	309	7,002	844	140	7,986
Contingencies	—	—	—	232	—	232
Lease expense and similar arrangements	—	1,180	1,180	1,421	641	3,242
Third parties raw materials	29,598	91,344	120,942	—	—	120,942
Tax recoveries	(3,826)	—	(3,826)	—	—	(3,826)
Others	7,125	5,530	12,655	4,964	11,512	29,131
Subtotal	240,813	187,464	428,277	90,014	111,316	629,607
Own agricultural produce consumed	119,210	169,155	288,365	—	—	288,365
Total	360,023	356,619	716,642	90,014	111,316	917,972

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	Nine-month period ended September 30,
	2026	2025
	(unaudited)
Wages and salaries	167,596	120,092
Social security costs	43,101	30,138
Equity-settled share-based compensation	6,034	11,580
	216,731	161,810

8.    Other operating income expense, net

	Nine-month period ended September 30,
	2026	2025
	(unaudited)
(Loss) / gain from commodity derivative financial instruments	(5,549)	2,756
Gain from disposal of other property items	1,748	1,623
Net (loss) / gain from fair value adjustment of Investment property	(3,755)	3,614
Impairment of assets (*)	(48,846)	—
Tax credits recognized	17,119	4,132
Others	(7,251)	(62)
	(46,534)	12,063

(*) Includes impairment losses of US$35.5 million recognized in connection with the classification of Usina Monte Alegre Ltda. (“UMA”) as held for sale and impairment losses of US$13.3 million recognized in connection with certain farm cash-generating units within the Food and Agriculture segment, comprising US$7.6 million related to property, plant and equipment and US$5.7 million related to goodwill (see Notes 11, 14 and 31).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	Nine-month period ended September 30,
	2026	2025
	(unaudited)
Finance income:
- Interest income	21,852	9,238
- Foreign exchange gain, net	108,003	12,323
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	2,459
- Other income	5,439	1,016
Finance income	135,294	25,036

Finance costs:
- Interest expense	(110,983)	(37,251)
- Finance cost related to lease liabilities	(30,909)	(33,459)
- Taxes	(9,097)	(4,458)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(3,317)	—
- Other expenses	(9,731)	(3,936)
Finance costs	(164,037)	(79,104)
Other financial results - Net (loss) of inflation effects on the monetary items	(19,910)	(6,029)
Total financial results, net	(48,653)	(60,097)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are recognized using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2026	September 30, 2025
	(unaudited)
Current income tax	(92,045)	(4,184)
Deferred income tax	20,508	6,186
Income tax (expense) / benefit	(71,537)	2,002

The gross movement on the deferred income tax liability is as follows:

	September 30, 2026	September 30, 2025
	(unaudited)
Beginning of period	(704,912)	(314,829)
Exchange differences	(47,853)	7,784
Effect of fair value valuation for farmlands	25,177	(26,127)
Acquisition of subsidiary (Note 20)	(24,180)	—
Transfer to assets held for sale (Note 21)	(3,991)	—
Income tax benefit	20,508	6,186
Others	(1,771)	3,048
End of period	(737,022)	(323,938)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2026	September 30, 2025
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(70,410)	(1,104)
Non-deductible items (1)	(11,128)	(358)
Non-taxable income	10,129	6,746
Tax losses where no deferred tax asset was recognized	(4,671)	(23)
Previously unrecognized tax losses now recouped to reduce tax expenses (2)	3,504	6,019
Effect of IAS 29 on Argentina’s shareholder’s equity and deferred income tax.	14,848	(11,217)
Impact of different functional and tax currencies	3,580	—
Unused tax losses	(15,963)	—
Others	(1,426)	1,939
Income tax (expense) / profit	(71,537)	2,002
(1) Includes 10,584 related to impairment of assets.
(2) 2026 includes 984 of adjustment by inflation of tax loss carryforwards in Argentina (3,453 in 2025).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
Tax Inflation Adjustment in Argentina

The information of Tax Inflation Adjustment in Argentina which is described in detail in Note 10 to annual consolidated financial statements.

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Adecoagro S.A. is incorporated, and came into effect for the fiscal year starting on January 1st, 2024.

The group has not recognized Pillar Two current tax for the period ended September 30, 2026.

The group applies the IAS 12 exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the nine-month periods ended September 30, 2026 and 2025 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30 2025
Opening net book amount.	683,133	9,020	303,755	181,115	327,570	17,068	26,928	1,548,589
Exchange differences	(40,300)	(824)	(9,292)	20,869	56,054	(1,052)	941	26,396
Additions	—	—	5,356	28,585	102,887	2,511	40,811	180,150
Revaluation surplus	74,572	—	—	—	—	—	—	74,572
Transfers	(2,345)	—	16,861	4,019	—	(229)	(18,306)	—
Disposals	—	—	(921)	(2,664)	—	(24)	—	(3,609)
Reclassification to non-income tax credits (*)	—	—	—	(265)	—	—	—	(265)
Depreciation	—	(2,688)	(19,944)	(44,962)	(74,834)	(1,804)	—	(144,232)
Closing net book amount	715,060	5,508	295,815	186,697	411,677	16,470	50,374	1,681,601
At September 30, 2025 (unaudited)
Cost	715,060	43,914	634,912	1,195,983	1,180,807	45,688	50,374	3,866,738
Accumulated depreciation	—	(38,406)	(339,097)	(1,009,286)	(769,130)	(29,218)	—	(2,185,137)
Net book amount	715,060	5,508	295,815	186,697	411,677	16,470	50,374	1,681,601
Nine-month period ended September 30 2026
Opening net book amount	724,879	15,680	1,498,712	194,557	414,836	25,342	136,345	3,010,351
Exchange differences	123,612	2,835	36,229	21,332	25,701	2,721	5,839	218,269
Additions	20,558	—	7,792	32,235	85,874	1,294	68,970	216,723
Revaluation surplus	(86,808)	—	—	—	—	—	—	(86,808)
Acquisition of subsidiaries (Note 20)	—	—	54,686	62,596	40,700	170	13,277	171,429
Transfers	—	(2,632)	44,538	43,915	—	15,165	(100,986)	—
Transfer to assets held for sale (Note 21)	—	—	(4,639)	(12,076)	(38,648)	(143)	(182)	(55,688)
Disposals	—	—	(2,899)	(7,875)	—	(62)	—	(10,836)
Impairment (Note 8)	(7,604)	—	—	—	—	—	—	(7,604)
Reclassification to non-income tax credits (*)	—	—	—	(186)	—	—	—	(186)
Depreciation	—	(8,325)	(77,206)	(63,081)	(74,777)	(3,260)	—	(226,649)
Closing net book amount	774,637	7,558	1,557,213	271,417	453,686	41,227	123,263	3,229,001
At September 30, 2026 (unaudited)
Cost	774,637	54,832	1,991,487	1,362,979	1,309,533	75,587	123,263	5,692,318
Accumulated depreciation	—	(47,274)	(434,274)	(1,091,562)	(855,847)	(34,360)	—	(2,463,317)
Net book amount	774,637	7,558	1,557,213	271,417	453,686	41,227	123,263	3,229,001
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2026, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net (continued)

The Group determined the valuation of farmlands (US$ 775 million as of September 30, 2026) using, a “Sales Comparison Approach” prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of September 30, 2026 would have reduced the value of the farmlands by US$ 77.5 million, which would impact, net of its tax effect, the “Revaluation surplus” item in the statement of Changes in Shareholders’ Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses”, as appropriate, and/or capitalized in “Property, plant and equipment” for the nine-month periods ended September 30, 2026 and 2025.

As of September 30, 2026, borrowing costs of US$ 4,220 (September 30, 2025: US$ 3,112) were capitalized as components of the cost of acquisition or construction of qualifying assets.

12.    Right of use assets

Changes in the Group’s right of use assets for the nine-month periods ended September 30, 2026 and 2025 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of September 30, 2025
Opening net book amount	352,678	21,168	373,846
Exchange differences	47,075	5,117	52,192
Additions and re-measurement	23,290	10,390	33,680
Depreciation	(50,257)	(8,590)	(58,847)
Closing net book amount	372,786	28,085	400,871

As of September 30, 2026
Opening net book amount	355,187	33,806	388,993
Exchange differences	4,048	9,656	13,704
Acquisition of subsidiaries (Note 20)	37,934	7,690	45,624
Additions and re-measurement	(4,014)	10,848	6,834
Transfer to assets held for sale (Note 21)	(14,892)	(3,718)	(18,610)
Depreciation	(51,557)	(10,965)	(62,522)
Closing net book amount	326,706	47,317	374,023

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the nine-month periods ended September 30, 2026 and 2025 were as follows:

	September 30, 2026	September 30, 2025
	(unaudited)
Beginning of period	24,037	33,542
(Loss) / gain from fair value adjustment (Note 8)	(3,755)	3,614
Exchange differences	4,468	(2,948)
End of period	24,750	34,208
Fair value	24,750	34,208
Net book amount	24,750	34,208

The Group determined the valuation of investment properties using a “Sales Comparison Approach” prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item “Other operating income, net”. There were no changes to the valuation techniques for any of the periods presented. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of September 30, 2026 would have reduced the value of the Investment properties on US$ 2.4 million, which would impact the line item “Net gain / (loss) from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets, net

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2026 and 2025 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of September 30, 2025
Opening net book amount	20,242	7,162	9,256	571	37,231
Exchange differences	(890)	(125)	(637)	80	(1,572)
Additions	—	1,244	—	—	1,244
Amortization charge (i)	—	(1,126)	(350)	(4)	(1,480)
Closing net book amount	19,352	7,155	8,269	647	35,423
At September 30, 2025 (unaudited)
Cost	19,352	20,947	12,189	1,265	53,753
Accumulated amortization	—	(13,792)	(3,920)	(618)	(18,330)
Net book amount	19,352	7,155	8,269	647	35,423

As of September 30, 2026
Opening net book amount	227,770	17,179	8,295	631	253,875
Exchange differences	3,145	(94)	1,278	1,136	5,465
Additions	—	1,389	2	—	1,391
Acquisition of subsidiary (Note 20)	—	1,824	—	—	1,824
Transfer to assets held for sale (Note 21)	(4,215)	(10)	—	—	(4,225)
Impairment (Note 8)	(5,720)	—	—	—	(5,720)
Amortization charge (i)	—	(2,892)	(422)	(4)	(3,318)
Closing net book amount	220,980	17,396	9,153	1,763	249,292
At September 30, 2026 (unaudited)
Cost	220,980	35,287	13,622	2,387	272,276
Accumulated amortization	—	(17,891)	(4,469)	(624)	(22,984)
Net book amount	220,980	17,396	9,153	1,763	249,292

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2026 and 2025, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable (See note 31).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2026 and 2025 were as follows:

	September 30, 2026 (unaudited)
	Sugarcane (i)	Food and Agriculture (i) (ii)	Total
Beginning of year	127,347	187,397	314,744
Increase due to purchases	—	7,396	7,396
Acquisition of subsidiaries (Note 20)	15,879	—	15,879
Initial recognition and changes in fair value of biological assets	24,885	46,319	71,204
Decrease due to harvest / disposals	(82,764)	(345,518)	(428,282)
Costs incurred during the period	117,519	220,718	338,237
Transfer to assets held for sale (Note 21)	(1,795)	—	(1,795)
Exchange differences	8,043	33,896	41,939
End of period	209,114	150,208	359,322

	September 30, 2025 (unaudited)
	Sugarcane (i)	Food and Agriculture (i) (ii)	Total
Beginning of year	69,620	224,325	293,945
Increase due to purchases	—	3,469	3,469
Initial recognition and changes in fair value of biological assets	49,616	27,863	77,479
Decrease due to harvest / disposals	(132,180)	(342,661)	(474,841)
Costs incurred during the period	107,660	233,942	341,602
Exchange differences	12,306	(19,253)	(6,947)
End of period	107,022	127,685	234,707

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.
(ii)Biological assets that are measured at fair value within level 2 of the hierarchy

For those biological assets measured at fair value within level 3 of the fair value hierarchy, the Group uses valuation techniques based on unobservable inputs. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those described in Note 16 to of the consolidated financial statements for the year ended December 31, 2025.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the nine-month period ended September 30, 2026:

	September 30, 2026
	(unaudited)
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	15,659	23,705	39,364
Depreciation and amortization	5,073	—	5,073
Depreciation of right-of-use assets	32,259	—	32,259
Fertilizers, agrochemicals and seeds	38,259	34,322	72,581
Fuel, lubricants and others	5,772	3,340	9,112
Maintenance and repairs	4,459	10,263	14,722
Freights	—	5,698	5,698
Contractors and services	11,466	60,994	72,460
Feeding expenses	—	17,643	17,643
Veterinary expenses	—	3,633	3,633
Energy power	—	5,330	5,330
Professional fees	322	609	931
Other taxes	29	946	975
Lease expense and similar arrangements	1,626	34,777	36,403
Others	2,595	3,013	5,608
Subtotal	117,519	204,273	321,792
Own agricultural produce consumed	—	16,445	16,445
Total	117,519	220,718	338,237

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)
Cost of production for the nine-month period ended September 30, 2025:

	September 30, 2025
	(unaudited)
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	11,981	23,455	35,436
Depreciation and amortization	2,848	—	2,848
Depreciation of right-of-use assets	28,794	—	28,794
Fertilizers, agrochemicals and seeds	39,107	36,555	75,662
Fuel, lubricants and others	5,106	2,990	8,096
Maintenance and repairs	4,075	15,837	19,912
Freights	—	5,530	5,530
Contractors and services	9,876	58,253	68,129
Feeding expenses	—	17,432	17,432
Veterinary expenses	—	3,086	3,086
Energy power	—	4,252	4,252
Professional fees	448	891	1,339
Other taxes	34	770	804
Lease expense and similar arrangements	3,731	48,596	52,327
Others	1,660	2,882	4,542
Subtotal	107,660	220,529	328,189
Own agricultural produce consumed	—	13,413	13,413
Total	107,660	233,942	341,602

Biological assets as of September 30, 2026 and December 31, 2025 were as follows:

	September 30, 2026	December 31, 2025
	(unaudited)
Non-current
Cattle for dairy production	48,311	39,810
Breeding cattle	485	271
Other cattle	515	407
	49,311	40,488
Current
Breeding cattle	22,514	14,325
Other cattle	1,169	937
Sown land – crops	33,511	51,384
Sown land – rice	43,703	80,263
Sown land – sugarcane	209,114	127,347
	310,011	274,256
Total biological assets	359,322	314,744

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments

As of September 30, 2026, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2026 and their allocation to the fair value hierarchy:

	2026
	Level 1	Level 2	Total

Assets
Derivative financial instruments	28	3,612	3,640
Short-term investment	5,811	—	5,811
Total assets	5,839	3,612	9,451
Liabilities
Derivative financial instruments	(1,285)	(5,595)	(6,880)
Total liabilities	(1,285)	(5,595)	(6,880)

The following table presents the Group’s short term investment that are measured at fair value at September 30, 2026:

2026
Corporate bonds	4,075
Government securities	1,736
Short-term investment	5,811

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(554)

Options	Quoted price	-	-	1	(752)

NDF	Quoted price	Foreign-exchange curve	Present value method	1	49

Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	(1,983)

Public securities	Quoted price	-	-	1	5,811

17.    Trade and other receivables, net

	September 30, 2026	December 31, 2025
	(unaudited)
Non-current
Advances to suppliers	48,404	37,183
Income tax credits	7,199	8,516
Non-income tax credits (i)	50,675	33,645
Judicial deposits	2,122	2,070
Other receivables (ii)	2,629	1,475
Non-current portion	111,029	82,889
Current
Trade receivables	237,804	191,635
Less: Allowance for trade receivables	(5,732)	(4,782)
Trade receivables – net	232,072	186,853
Prepaid expenses	31,875	21,014
Advance to suppliers	53,565	43,994
Income tax credits	21,322	11,847
Non-income tax credits (i)	48,766	66,961
Receivables from related parties (Note 29)	—	16,359
Other receivables	25,616	17,322
Subtotal	181,144	177,497
Current portion	413,216	364,350
Total trade and other receivables, net	524,245	447,239

(i) Includes US$ 265 for the nine-month period ended September 30, 2026 reclassified from property, plant and equipment (for the year ended December 31, 2025: US$ 326).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2026	December 31, 2025
	(unaudited)
Currency
US Dollar	222,609	216,969
Argentine Peso	100,024	110,097
Uruguayan Peso	826	2,289
Brazilian Reais	200,786	117,884
	524,245	447,239

As of September 30, 2026 trade receivables of US$ 23,582 (December 31, 2025: US$ 36,576) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 7,251 and US$ 3,985 are over 6 months in September 30, 2026 and December 31, 2025, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	September 30, 2026	December 31, 2025
	(unaudited)
Raw materials	187,009	136,026
Finished goods (Note 5)	277,124	170,245
	464,133	306,271

19.    Cash and cash equivalents

	September 30, 2026	December 31, 2025
	(unaudited)
Cash at bank and on hand	179,069	202,506
Short-term bank deposits	467,012	180,644
	646,081	383,150

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 (Business Combination). In determining whether an acquired set of activities and assets constitutes a business, the Group assesses whether the acquired set includes, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create outputs. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.
The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Bargain purchase gain on acquisition”.

Acquisition of Caarapó Mill in Brazil
On September 1, 2026, (the “Closing Date”) the Group, through certain its subsidiary Adecoagro Vale do Ivinhema S.A., acquired to Raizen Group the 100% of Raízen Sobá Agroindustrial Ltda., Raízen Sobá Agroindustrial Ltda., Bioenergia Caarapó Ltda., after changing the name of the companies to Adecoagro Caarapó Industria Ltda., Adecoagro Caarapó Ltda. and Adecoagro Caarapó Energía Ltda., respectively, the three together “Caarapó mill,”, located in Mato Grosso do Sul. All of the acquired subsidiaries form part of the Sugar, Ethanol and Energy Business Segment.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of US$ 129.6 million paid at closing in a single payment.

Management made significant assumptions and estimates in determining the preliminary fair values of the assets acquired and liabilities assumed in connection with the business combination. The initial accounting for this acquisition is provisional, as certain valuations and other analysis have not yet been finalized. Accordingly, the amounts recognized in these financial statements are subject to adjustments during the measurement period as additional information becomes available regarding facts and circumstances that existed at the acquisition date. Areas subject to refinement include: (1) the fair values of property, plant and equipment; (2) the valuations of off-market components of certain contracts; (3) the recognition and measurement of contingencies and liabilities; and (4) other assets and liabilities.

Any measurement period adjustments will be recognized retrospectively, which may result in a material change to the carrying amounts of assets acquired, liabilities assumed, and the resulting bargain purchase gain. We expect to finalize the purchase price allocation by June 30, 2027.

The Company has made a preliminary allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The purchase price allocation was based on a valuation report prepared with the assistance of independent valuation specialists.

The fair value of the identifiable net assets acquired exceeded the total consideration paid, resulting in a bargain purchase gain, which was recognized in the income statement for the nine-month period ended September 30, 2026 within “Bargain purchase gain on acquisition”. The bargain purchase gain primarily reflects the opportunity to acquire part of the sugar operation, the one with synergies with our operations in Mato Grosso do Sul, from an outgoing market player of Brazil.

The following table summarizes the purchase price:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions (continued)

Purchase consideration:
Amount paid in cash	129,596
Total purchase consideration	129,596
Fair value of net assets acquired	(182,216)
Bargain purchase on acquisition over the total purchase consideration	(52,620)

The assets and liabilities recognized at the date of acquisition are as follows:

Cash and cash equivalents	2,508
Trade and other receivables	33,229
Inventories	5,716
Biological assets	15,879
Property, plant and equipment	171,429
Intangible assets	1,824
Deferred income tax assets	3,193
Right of use assets	45,624
Total Assets	279,402
Trade and other payables	(30,912)
Payroll and other liabilities	(5,216)
Lease liabilities	(33,174)
Current income tax liabilities	(42)
Deferred income tax liabilities	(27,373)
Provision for other liabilities	(469)
Total Liabilities	(97,186)
Fair value of Net Assets Acquired	182,216

The Company used a replacement cost method or a market approach, as appropriate, to measure the fair value of property, plant and equipment. Land was valued using the market approach based on comparable market approach adjusted for the specific characteristics of each property, including agronomic factors and location. Buildings, improvements, machinery and equipment were valued primarily using the depreciated replacement cost method, which estimates the current replacement cost of assets of comparable utility, adjusted for physical deterioration and functional and economic obsolescence. Replacement costs for industrial buildings and infrastructure were determined using industry construction cost indices and market benchmarks. Physical depreciation considered the assets' apparent age, condition and remaining useful lives. Machinery and equipment values were updated using sector-specific inflation indices and validated against market quotations for comparable assets.

Among the intangible assets analyzed, the sugar and electricity sales contracts were valued using the With and Without method, which estimates the economic benefit attributable to the contracts by comparing projected cash flows under scenarios with and without their existence.

Biological assets were valued at its fair value, calculated under discounted cash flow method. The measurement considered observable market prices, when available, and/or valuation models supported by operating assumptions, including yield/ATR, stage of development, planted area, estimated harvesting costs and costs to sell, reflecting market conditions as of the acquisition date.

Right-of-use assets and lease liabilities were valued at its fair value, calculated as the present value of the remaining lease payments.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions (continued)
In connection with the acquisition, the Group recognized certain contingent liabilities arising from events existing prior to the Acquisition Date at their acquisition-date fair values in accordance with IFRS 3, notwithstanding that an outflow of resources was not considered probable, included in “Provisions for other liabilities”. The amounts recognized are provisional and may be adjusted during the measurement period. Pursuant to the purchase agreement, the former shareholders agreed to indemnify the Group for certain losses that may arise in connection with specified pre-acquisition matters. Accordingly, the Group recognized an indemnification asset at the acquisition date on the same basis as the related indemnified liabilities, taking into account the contractual terms of the arrangement and the collectibility of the asset.

Cash and cash equivalents, trade and other receivables, except for non-income tax credits, inventories, trade and other payables and payroll and other liabilities were valued at their respective carrying amounts, as the Company believes that these amounts approximate their current fair values. Non-income tax credits were measured based on the amounts expected to be recovered from the tax authorities, considering the nature of each credit, the estimated timeframe for offset or refund, the historical realization pattern and compliance with prevailing tax regulations. Where relevant, long-term non-income tax credits were adjusted to present value.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar corresponding decrease in the “Bargain purchase on acquisition”.

Acquisition-related costs of US$ 241 thousands are included in General and administrative expenses in the Consolidated Statement of Income. These costs primarily comprise consulting fees associated with the preparation of the technical appraisal and valuation reports.

The following table summarizes the revenue and profit for the period (including purchase accounting depreciation) contributed by the acquired business and included in the consolidated statements of income for the period ended September 30, 2026 since September 1, 2026, the date of acquisition:

Period from the date of acquisition to September 30, 2026
Revenue	10,630
Profit for the period	6,477

The information regarding the consolidated pro-forma Revenue, profit from operations and profit for the period as if the acquisition had occurred on January 1, 2026 has not been disclosed because its preparation is impracticable. One of the acquired entities resulted from a carve-out from a legal entity through which the seller operated several sugar mills. Separate historical financial information for the Caarapó Mill was not maintained and cannot be obtained without the use of assumptions and allocations that the Company considers would not provide a reliable basis for preparing the pro forma information required by IFRS 3.

Acquisition of Profertil S.A.

On December 10, 2025, the Group acquired from Nutrien Ltd. (“Nutrien”) its 50% interest in Profertil S.A. (“Profertil”). The acquisition was executed through a holding subsidiary formed together with a third-party, Asociación de Cooperativas Argentinas (“ACA”), with an 80%-20% ownership structure, respectively. The remaining 50% in Profertil was held by YPF S.A. (“YPF”). The total consideration for the transaction was US$596.3 million which were paid in cash by us and ACA on a proportionate basis. The Company incurred $3.2 million in transaction-related costs. The acquisition was accounted for under the equity method in accordance with IAS 28. Transaction costs were considered part of the cost of the investment at acquisition date.

On December 18, 2025, the Group acquired from YPF the remaining 50% interest it held in Profertil for a total consideration of US$596.3 million. The acquisition was carried out without the participation of ACA. As of September 30, 2026, it was fully paid.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions (continued)
The Company has made an allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the purchase price, including the allocation of the purchase price in these consolidated financial statements.
The following table summarizes the fair value of purchase consideration, fair value of the previously held interest in Profertil and non controlling interest in Profertil:

Purchase consideration:
Amount paid in cash	200,000
Amounts to be paid in installments	396,282
Total purchase consideration	596,282
Fair value of previously held interest in Profertil before the business combination	476,847
Non-controlling interest	95,829
Total	1,168,958

The following table reflects the fair value of the net assets acquired:

Cash and cash equivalents	1,007
Trade and other receivables	159,010
Short-term investments	38,688
Inventories	50,286
Right of use assets	9,221
Property, plant and equipment (*)	1,303,071
Intangible assets	10,419
Total Assets	1,571,702
Trade and other payables	(63,304)
Payroll and other liabilities	(7,039)
Borrowings	(80,151)
Lease liabilities	(9,904)
Deferred income tax liabilities	(386,344)
Current income tax liabilities	(41,462)
Provision for other liabilities	(22,744)
Total Liabilities	(610,948)
Net identifiable Assets Acquired	960,754
Add: goodwill	208,204
Net assets acquired	1,168,958
(*) Includes US$1,107 million related to the fertilizer plant complex of Bahia Blanca (Fertilizer Complex).

The Group used a depreciated replacement cost approach to measure the fair value of property, plant and equipment, including the fertilizer plant complex. Under the cost approach, the value is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence. The key judgment and assumptions used include the current replacement cost and physical deterioration factors, including economic useful life and effective age. As a corroborative procedure, an income approach was also performed to assess the reasonableness of the results obtained under the cost approach. Determining the fair value of property, plant and equipment requires significant management judgment and
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions (continued)
involvesdpon the use of significant estimates and assumptions. The valuation was performed with the assistance of an independent valuation specialist.

The fair value of inventory was determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and an appropriate profit margin based on the effort required to complete and sell the inventories.

The fair value of long-term debt was estimated using a discounted cash flow analysis based on current market interest rates for debt instruments with similar terms, maturity and credit risk.

All other net tangible assets were valued at their respective carrying amounts, as management believes that these amounts approximate their current fair values.

The non-controlling interest was measured at its proportionate value the NCI’s proportionate share of the acquiree’s identifiable net assets.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, compared to the preliminary valuations would result in a corresponding increase in the amount of goodwill. Conversely, an increase in the fair value of identifiable assets acquired would reduce goodwill. To the extent that adjustments relate to depreciable or amortizable assets, such changes would also affect future depreciation or amortization expense.

Goodwill is primarily attributable to expected synergies from expanding our agro-industrial platform and further diversify our revenue base. The goodwill is not deductible for tax purposes.

Profertil has been consolidated since the acquisition date. Accordingly, the Group’s consolidated statement of income for the nine-month period ended September 30, 2026 includes Profertil’s results of operations for the full interim period, while the consolidated statement of income for the nine-month period ended September 30, 2025 does not include Profertil’s results of operations. The Group reports the results of operations of the acquired business in the Fertilizers segment. See Note 3 - “Segment information” for details.

21.    Assets and liabilities held for sale

In March 2026, the Company's Board of Directors approved a portfolio restructuring plan aimed at concentrating its future operations and investments in the Mato Grosso do Sul region. On September 28, 2026, the Company signed an agreement for the sale of Usina Monte Alegre Ltda. (“UMA”), a wholly owned subsidiary operating within the Sugar, Ethanol and Energy segment. The agreement is subject to customary closing conditions. Considering the price at which the Company is prepared to sell the subsidiary, the Company recognized the corresponding impairment loss in the results for the period.

Management determined that UMA was available for immediate sale in its present condition and that completion of the sale was highly probable. The transaction is expected to be completed within twelve months of its classification as held for sale, subject to customary closing conditions and applicable regulatory approvals. Accordingly, the assets and liabilities comprising UMA were classified as held for sale as of September 30, 2026.

The assets and liabilities held for sale was measured at the lower of its carrying amount and fair value less costs to sell. Fair value less costs to sell was determined by reference to the consideration specified in the binding offer, adjusted for the contractual debt, cash and working-capital mechanisms and the incremental costs directly attributable to the disposal. As a result, the Company recognized an impairment loss of US$ 35.5 million, which was recorded in “Other operating income, net” in the consolidated statement of income (See Note 8). Depreciation and amortization of the non-current assets included in the disposal group ceased upon classification as held for sale.

The impairment recognized upon classification of the disposal group as held for sale does not represent a revision of the conclusions reached in the Company’s previous impairment assessments under IAS 36. Those assessments reflected the
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Assets and liabilities held for sale (continued)
circumstances existing at the respective measurement dates and were based on the recoverable amount of the CGU, including its value in use derived from the expected cash flows from continuing use. The subsequent decision to dispose of the business, together with the acceptance of a proposal from a prospective purchaser, represented a change in circumstances and provided new observable market evidence regarding the amount expected to be recovered through sale. This also resulted in a change in the expected manner of recovery of the disposal group, from continuing use to recovery through sale. Upon meeting the held-for-sale classification criteria, the disposal group became subject to the measurement requirements of IFRS 5 and was therefore measured at the lower of its carrying amount and fair value less costs to sell. The resulting reduction in carrying amount was recognized as an impairment loss in accordance with IFRS 5.

The major classes of assets and liabilities comprising the disposal group were as follows:

Cash and cash equivalents	11,811
Trade and other receivables	8,921
Inventories	6,107
Biological assets	1,795
Property, plant and equipment	24,365
Intangible assets	10
Other assets	28
Deferred income tax assets	3,991
Right of use assets	18,610
Total Assets	75,638
Trade and other payables	(6,610)
Payroll and other liabilities	(4,049)
Borrowings	(33,905)
Lease liabilities	(17,053)
Provision for other liabilities	(812)
Total Liabilities	(62,429)
Fair value of Net Assets classified as held for sale	13,209

The disposal of UMA does not meet the criteria for classification as a discontinued operation because UMA does not represent a separate major line of business, nor is its disposal part of a single coordinated plan to dispose of such a line of business. Following completion of the transaction, the Company will continue to conduct its sugar and ethanol activities through its other wholly owned mills. Accordingly, UMA’s results continue to be presented within continuing operations and within the Sugar, Ethanol and Energy segment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2025	111,382	826,472
Reduction of issued share capital of the company	(6,000)	(9,000)
Employee share options exercised (Note 23)	—	52
Restricted shares vested	—	20,311
Purchase of own shares	—	(8,623)
Dividends to shareholders	—	(35,000)
At September 30,2025 (unaudited)	105.382	794,212

At January 1, 2026	147,872	1,097,899
Employee share options exercised (Note 23)	—	362
Restricted share vested	—	190
Dividends to shareholders	—	(35,000)
At September 30,2026 (unaudited)	147,872	1,063,451

Share capital issuance

On December 11, 2025, the Company completed a public offering of its common shares on the New York Stock Exchange. The Company issued 41,379,311 shares at a price of US$7.25 per share. In addition, on December 17, 2025, the Company issued 1,111,035 additional shares at a price of US$7.25 per share following the exercise by the underwriters of their over-allotment option. The offering resulted in aggregate gross proceeds of approximately US$308.0 million. Issuance costs related to the offering amounted to US$4.37 million.

As of September 30, 2026, the Company’s issued share capital amounted to $221,808,241.50, represented by 147,872,161 shares in issue with a nominal value of US$1.50 each. Of these shares, 3,589,695 were held in treasury and 144,282,466 were outstanding as of September 30, 2026.

Decision of the Extraordinary General Shareholders’ meetings

On June 6, 2025, the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by US$9.0 million through the cancellation of 6,000,000 treasury shares with a nominal value of US$1.50 each. As a result, as from June 6, 2025, the Company’s issued share capital amounted to US$158,072,722.50, represented by 105,381,815 shares in issue with a nominal value of US$1.50 each.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On December 11, 2024, the Board of Directors approved the renewal of the program, and also its extension for an additional twelve-month period, ending December 31, 2025. No further extension was approved.

As of September 30, 2026, the Company repurchased an aggregate of 32,299,783 shares under the program, of which 11,873,388 have been utilized to cover the exercise of the Company’s employee stock option plan and the granted of the restricted stock plan and 11 million shares were reduced from capital. During the nine-month periods ended September 30, 2026 and 2025 the Company repurchased shares for an amount of nil and 1,057,858 respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholder’s contribution (continued)
Annual dividends

On April 16, 2026, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments on May, 2026 and November, 2026, respectively. First installment was already paid.

On June 17, 2025, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments in May 16, 2025 and November 19, 2025, respectively.

Net assets

The carrying amount of the net assets of the Company as of September 30, 2026 was USD 1.81 billions, which exceeds the Market Capitalization as of that date. This situation could mean that there is an impairment indicator as referred in IAS 36. A calculation of the value in use of net assets of the Company was made, through a discounted cash flow projections of the three major lines of business, Sugar, Ethanol and Energy, Fertilizers and Food and Agriculture based on financial forecast approved by the management covering a five-year period. The Company reached to the conclusion that no impairment should be recognized given the value in use of the Company determined is higher that its net assets book value as of September 30, 2026.

23.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2026, 44,256 options (September 30, 2025: 5,149) were exercised. No options were forfeited or expired for any of the periods presented.

(b)Restricted Share and Restricted Stock Unit Plan

On April 1, 2025, and as a consequence of the Possible acquisition as of that date, from Tether Investment S.A. de C.V. of the controlling interest of the Company, it was decided, as specified in the plan for a circumstance like this, an acceleration of the vesting of all granted restricted shares. As of September 30, 2026, the Group recognized compensation expense of US$ 5.7 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2025: US$ 14.9 million). For the nine-month period ended September 30, 2026, 1,687,924 Restricted Shares were granted (September 30, 2025: 1,086,913), 24,874 were vested (September 30, 2025: 2,406,118), and 26,500 Restricted shares were forfeited (September 30, 2025: 1,541).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Trade and other payables

	September 30, 2026	December 31, 2025
	(unaudited)
Non-current
Other payables	226	700
	226	700
Current
Trade payables	208,819	226,568
Advances from customers	28,977	21,892
Amounts due to related parties (Note 29)	—	705
Taxes payable	13,833	14,467
Dividends payables	18,164	499
Payables from acquisition of subsidiaries (Note 20)	—	405,999
Other payables	3,322	3,030
	273,115	673,160
Total trade and other payables	273,341	673,860

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

25.    Borrowings

	September 30, 2026	December 31, 2025
	(unaudited)
Non-current
Senior Notes (*)	656,339	759,981
Bank borrowings (*)	921,550	619,940
	1,577,889	1,379,921
Current
Senior Notes (*)	298,880	20,097
Bank overdrafts	—	82
Bank borrowings (*)	561,181	192,909
	860,061	213,088
Total borrowings	2,437,950	1,593,009

(*) As of September 30, 2026, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of September 30, 2026, total bank borrowings include collateralized liabilities of US$489,730 (December 31, 2025: US$274,087). These loans were mainly collateralized by property, plant and equipment, long term purchases agreement and shares of certain subsidiaries of the group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Borrowings (continued)

Notes 2032

On July 29, 2025, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 7.5%. The Notes will mature on July 29, 2032. Interest on the Notes is payable semi-annually in arrears on January 29 and July 29 of each year. The total proceeds nets of expenses was US$ 496.8 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., L3N S.A., Pilagá S.A., Adecoagro Vale do Ivinhema S.A., Adecoagro Uruguay S.A. and Profertil S.A. are the only Subsidiary Guarantors.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes is payable semi-annually in arrears on March 21 and September 21 of each year. Total proceeds nets of expenses was US$ 495.2 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A., Usina Monte Alegre Ltda. and Profertil S.A. are the only Subsidiary Guarantors.

After two tender offers, US$234.9 million outstanding as of September 30, 2026. The Company carried out two tender offers for its Notes due 2027, cancelling US$84.4 million in August 2024 and US$150.9 million in July 2025. During 2026, an additional US$29.8 million were cancelled, leaving US$234.9 million outstanding as of September 30, 2026.

The Notes 2027 and 2032 contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

On September 28, 2026, the Company delivered a notice of redemption for all of its outstanding 6.00% Senior Notes 2027, in an aggregate principal amount of US$234 million, with the redemption scheduled for October 28, 2026. The Notes were fully paid on October 28, 2026, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

ON Class II 2027

On July 14, 2025, the Company subsidiary Profertil S.A issued its second series of Simple Negotiable Obligations (non-convertible into shares), Class 2, with a nominal value of US$54.3 million, at a fixed annual nominal interest rate of 7.25%, with a tverm of 2 years. These obligations will be amortized in a single payment at maturity, with semi-annual interest payments.These notes were issued before the Group obtained control of Profertil S.A. and are included in the Group’s borrowings following the consolidation of Profertil S.A.

ON Class III 2029

On May 6, 2026, the Company subsidiary Profertil S.A. issued USD 70 million in Corporate Bonds (third series). The notes feature a 5.75% fixed annual interest rate, maturing in 3.5 years with a bullet principal repayment and semi-annual interest payments (November and May).

ON Class IV 2030

On August 28, 2026, the Company subsidiary Profertil S.A. issued USD 90.4 million in Corporate Bonds (fourth series). The notes feature a 5.5% fixed annual interest rate, maturing in 3.5 years with a bullet principal repayment and semi-annual interest payments (February and August).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Borrowings (continued)

New credit facility with Rabobank

In January 2026, the company, through its subsidiary Kadesh Hispania S.L.U., entered into a credit facility with Rabobank totaling USD 200 million, maturing in 2033 at an annual interest rate of 6.95%; this debt is secured with shares of Agro Inversora Argentina S.A. It contains customary financial covenants, which all are in compliance.

Export Prepayment Financing

On September 9, 2026, the company, through its subsidiary Adecoagro Vale do Ivinhema S.A. entered into a US$255 million syndicated export prepayment financing facility, arranged by BTG Pactual Europe S.A. and Coöperatieve Rabobank U.A. The facility bears interest at Term SOFR plus 2.75% per annum, matures on September 11, 2031, and its proceeds are intended primarily to finance sugarcane production, processing and storage expenditures related to products intended for export. It contains customary financial covenants, which all are in compliance.

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	September 30, 2026	December 31, 2025
	(unaudited)
Fixed rate:
Less than 1 year	672,919	163,558
Between 1 and 2 years	91,064	461,985
Between 2 and 3 years	142,524	42,641
Between 3 and 4 years	161,306	37,013
Between 4 and 5 years	103,482	37,442
More than 5 years	711,401	616,852
	1,882,696	1,359,491
Variable rate:
Less than 1 year	187,142	49,530
Between 1 and 2 years	72,234	83,053
Between 2 and 3 years	165,185	—
Between 4 and 5 years	86,345	12,069
More than 5 years	44,348	88,866
	555,254	233,518
	2,437,950	1,593,009

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The followings table shows the fair value (level 2) of our corporate bonds:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Borrowings (continued)

Corporate bond	Fair value		%
Senior Notes 2027	US$	233.2	99.66%
Senior Notes 2032	US$	476.2	95.24%
ON Class II 2027	US$	55.6	102.39%
ON Class III 2029	US$	69.5	99.29%
ON Class III 2029	US$	87.5	96.47%

The accompanying notes are an integral part of these condensed consolidated interim financial statements

.
Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Lease liabilities

	September 30, 2026	December 31, 2025
	(unaudited)
Non-current	278,977	296,643
Current	65,573	59,959
	344,550	356,602

The maturity of the Group's lease liabilities is as follows:

	September 30, 2026	December 31, 2025
	(unaudited)
Less than 1 year	65,573	59,959
Between 1 and 2 years	61,611	58,175
Between 2 and 3 years	48,713	49,902
Between 3 and 4 years	39,606	40,325
Between 4 and 5 years	33,758	35,393
More than 5 years	95,289	112,848
	344,550	356,602

27.    Payroll and social security liabilities

	September 30, 2026	December 31, 2025
	(unaudited)
Non-current
Social security payable	998	567
	998	567
Current
Salaries payable	19,104	8,353
Social security payable	8,248	8,060
Provision for vacations	19,351	15,707
Provision for bonuses	10,715	6,662
	57,418	38,782
Total payroll and social security liabilities	58,416	39,349

28.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2025.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (expense) included in the statement of income		Balance receivable / (payable)		Acquisition
			September 30, 2026	September 30, 2025	September 30, 2026	December 31, 2025	September 30, 2026

			(unaudited)	(unaudited)	(unaudited)

Directors and senior management	Employment	Compensation selected employees	(7,074)	(8,552)	(14,067)	(11,457)	—
	Consultant	Payables	(334)	(88)	—	—	—
	Employment	Receivables	256	159	—	16,359	—
Zettahash, S.A. de C.V.	Affiliate	Acquisition of property plant and equipment	—	—	—	—	11,249
Rio Porá S.A.	Affiliate	Leases / Payables	142	(742)	—	(1,602)	—

30.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2026 and for the nine-month and three-month periods ended September 30, 2026 and 2025 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2026, results of operations for the nine-month and three-month periods ended September 30, 2026 and 2025 and cash flows for the nine-month periods ended September 30, 2026 and 2025. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2025.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and revenue are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Revenue in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol revenue and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). In the case of fertilizers, sales are typically concentrated from May to August, reflecting demand for spring planting of major summer crops in Argentina. As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Basis of preparation and presentation (continued)

addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

31.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the annual financial statements for the year ended December 31, 2025 described in Note 32.

Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where an asset does not generate cash flows that are largely independent of those from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Each farmland in Argentina represents one CGU (see Note 3). For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. As of September 2026, assets related to UMA were classified as assets held for sale and impairment of US$35.5 million was recorded US$ 4.2 million of goodwill and US$31.3 million of property, plant and equipment (see Note 21).

Based on these criteria, management identified a total amount of 31 CGUs as of September 30, 2026 and 29 CGUs as of September 30, 2025.

As of September 30, 2026 and 2025, the Group performed impairment testing for those CGUs to which goodwill had been allocated.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2026 and 2025:

As of September 30, 2026, the Group identified 4 CGUs in Argentina (2025: 6 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.    Critical accounting estimates and judgments (continued)
applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned a soil classification that reflects its agricultural productivity and is used in determining its value. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 4 CGUs (2025: 6 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2026	September 30, 2025
La Carolina / Food and Agriculture / Argentina	—	291
El Orden / Food and Agriculture / Argentina	236	279
La Guarida / Food and Agriculture / Argentina	3,405	2,708
Los Guayacanes / Food and Agriculture / Argentina	—	3,310
Doña Marina / Food and Agriculture / Argentina	6,992	5,763
El Colorado / Food and Agriculture / Argentina	2,143	2,895
Closing net book value of goodwill allocated to CGUs tested (Note 14)	12,776	15,246
Closing net book value of PPE items and other assets allocated to CGUs tested	156,068	163,096
Total assets allocated to CGUs tested	168,844	178,342

Based on the impairment testing described above, the Group determined that certain farm CGUs to which goodwill had been allocated were impaired as of September 30, 2026. Accordingly, an impairment loss of US$ 5.7 million was recognized in respect of the goodwill allocated to the affected CGUs and recorded within “Other operating income/(expense), net” in the statement of income (Note 8).

CGUs tested based on a value-in-use model at September 30, 2026:

As of September 30, 2026, the Group identified Profertil as the Fertilizers CGU and tested it for impairment using a value-in-use model. The value-in-use calculation is based on cash flow projections prepared by Management and requires the use of significant estimates and assumptions. The projected pre-tax cash flows were discounted using a pre-tax discount rate. The key assumptions reflect Management's past experience, expectations regarding future market conditions and, where available, relevant external market data.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.    Critical accounting estimates and judgments (continued)

Key Assumptions	2027 to perpetuity
Urea production per year (kiloton)	1,314 kt
Average urea selling price (USD/ton)	US$422.0
Natural gas price (USD/MMBtu)	US$3.57
Discount rates	12.7%
Perpetuity growth rate	2.0%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America. The risk premium adjustment is assessed for factors specific to the respective CGU and reflects the countries that the CGUs operate in.

The following table show the carrying amounts of goodwill and property, plant and equipment allocated to the Fertilizers CGU as of September 30, 2026:

CGU/ Operating segment	September 30, 2026
Closing net book value of goodwill allocated to Fertilizers CGU tested (Note 14)	208,204
Closing net book value of PPE items allocated to Fertilizers CGU tested	1,257,997
Total assets allocated to the CGU tested	1,466,201

Based on the impairment testing described above, the recoverable amount of the Fertilizers CGU exceeded its carrying amount as of September 30, 2026. Accordingly, no impairment loss was recognized.

The accompanying notes are an integral part of these condensed consolidated interim financial statements